P.E. 1/24/02

FORM 6-K

0-30224

02012218

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

RECEIVED JAN 2 6 2002 WASH, D.C. 316 SECTION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

As at January 24, 2002

CryptoLogic Inc.

1867 Yonge Street, 7th Floor
Toronto, Ontario, Canada
M4S 1Y5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Documents Included as Part of this Report:

No.	Document
1.	**Press Release dated January 22, 2002 – "CryptoLogic Welcomes James A. Ryan As CFO"**
2.	**Press Release dated January 14, 2002 – "CryptoLogic Purchases 1 Million Shares At CDN$28.00 Per Share".**
3.	**Press Release dated January 11, 2002 – "CryptoLogic And Legal Counsel View Claude Levy Lawsuit As Frivolous And Without Merit".**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2002

CRYPTOLOGIC INC.

By:__________________________
James A. Ryan
Chief Financial Officer

CRYPTOLOGIC

www.cryptologic.com

FOR IMMEDIATE RELEASE
Symbol: NASDAQ: CRYP; TSE: CRY

CRYPTOLOGIC WELCOMES JAMES A. RYAN AS CFO

Ryan's appointment expands executive team to lead company in next growth phase

January 22, 2002 (Toronto, ON) – CryptoLogic Inc., a leading software supplier to the Internet gaming and e-commerce industries, is pleased to announce that James A. Ryan will succeed Harvey Solursh as Chief Financial Officer, effective January 22, 2002. Jim's appointment is in line with the company's expansion of its next generation management team.

"Jim has a solid track record of driving growth and shareholder value in technology-based companies and we're extremely pleased to welcome him to our executive team," said Jean Noelting, president and CEO of CryptoLogic. "He brings not only a wealth of financial and operational expertise, but M&A experience that will be tremendously valuable as the company moves forward into its next phase of growth."

Jim, a Chartered Accountant, has more than 15 years of operational and financial management experience. His background includes expertise in acquisitions, divestitures, debt and equity financing, financial intermediation, corporate restructuring and investor relations. He has been instrumental in managing the growth of a number of private and public companies, holding senior management positions at Epson Canada Limited, Metcan Information Technologies Inc., Systems Xcellence Inc. and Procuron Inc.

"CryptoLogic has distinguished itself as a technological innovator and leader in the development of a well-regulated Internet gaming industry," said Mr. Ryan. "I'm looking forward to contributing to the continued growth of CryptoLogic as the company builds its reputation for technological and business excellence and expands into new markets and verticals worldwide."

Harvey Solursh has served as Chief Financial Officer of CryptoLogic since 1998, and has been instrumental in overseeing the company's financial development from its entrepreneurial beginnings to the dynamic growth of today. Mr. Solursh has decided to leave the company in order to pursue personal interests.

"I'd like to acknowledge the tremendous contribution Harvey has made in moving CryptoLogic from being an entrepreneurial organization to a fundamentally sound and profitable market leader," said Mr. Noelting. "On behalf of the Board of Directors and the entire team at CryptoLogic, we wish Harvey our best wishes for continued success."

About CryptoLogic

CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to innovate and develop state of the art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic, a wholly owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under symbol the CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.1 million common shares outstanding (14.5 million shares fully diluted). For more information, visit www.cryptologic.com and www.wagerlogic.com.

For Further Information please contact:
Jean Noelting, President & CEO, CryptoLogic (416) 545-1455
Nancy Chan-Palmateer, Director of Communications, CryptoLogic (416) 545-1455, nancycp@cryptologic.com

Daniel Tisch or Allison Morris, Environics Communications (media only)
Tel. (416) 920-9000, ext. 260 / 239 dtisch@pr.environics.ca / amorris@pr.environics.ca

CRYPTOLOGIC

www.cryptologic.com

FOR IMMEDIATE RELEASE
Symbol: NASDAQ: CRYP; TSE: CRY

CRYPTOLOGIC PURCHASES 1 MILLION SHARES AT CDN$28.00 PER SHARE

Company's buy back strategies have created enhanced value for shareholders

January 14, 2002 (Toronto, ON) – CryptoLogic Inc. announced today the results of the company's substantial issuer bid to buy back up to 1 million common shares. The offer expired at 11:59 p.m., Toronto time, on January 11, 2002. CryptoLogic confirmed that it will take up and pay for 1 million shares tendered in accordance to the bid at a price of Cdn$28.00 per share. An aggregate purchase price to be paid by CryptoLogic is approximately Cdn$28.0 million (US$17.5 million).

"We are pleased that CryptoLogic has been successful in buying back one million shares," said Jean Noelting, CryptoLogic's president and CEO. "CryptoLogic's buy back strategies have helped to create value for shareholders and add positively to earnings per share. Given that we currently trade at about 11x this year's forecasted fully diluted earnings, our shares remain excellent value. We will continue to take advantage of our regular buy back program, which makes good use of our strong cash reserves. Prospects for 2002 are exciting given growth initiatives soon to be realized. CryptoLogic will continue to focus on delivering some of the strongest margins and earnings on the street."

Equity Transfer Services Inc., depository for the offer, reported that 1,691,634 shares were tendered into the bid. Due to over-subscription, shareholders who tendered their common shares will have approximately 60% of their shares repurchased on a pro-rata basis. Payment for shares properly deposited will be made by Equity Transfer within 10 days.

In order to avoid the creation of "Odd Lots" as a result of proration, CryptoLogic will take up one million shares plus purchase additional shares from each shareholder that properly tendered so that the number of shares returned to a shareholder will be a whole multiple of 100, or if proration would result in less than 100 shares being returned, all such shares less than 100 in number will be purchased by CryptoLogic, as detailed in the offer dated November 12, 2001. With the exception of the approximately 3,600 shares tendered prior to the original expiry date of December 21, 2001, which are not subject to proration.

The shares repurchased equal approximately 8% of CryptoLogic's outstanding shares. After giving effect to the repurchase, there will remain approximately 12.1 million shares.

CryptoLogic's normal course issuer bid is being reinstated effective immediately, which authorizes the company to repurchase up to 656,000 common shares and expires on May 17, 2002. In this current plan up to November 12, 2001, the company has repurchased 275,000 shares or almost 42% of the authorized amount.

TEL (416) 545-1455 FAX (416) 545-1454
1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

About CryptoLogic

CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to innovate and develop state of the art Internet software applications for both the electronic commerce and Internet gaming industries. For information on CryptoLogic and WagerLogic, the licensing subsidiary of CryptoLogic, please visit www.cryptologic.com and www.wagerlogic.com.

For Further Information please contact:

Jean Noelting, President and CEO, CryptoLogic (416) 545-1455
Nancy Chan-Palmateer, Director of Communications, CryptoLogic (416) 545-1455, nancycp@cryptologic.com

Dan Tisch or Allison Morris, Environics Communications (media only)
(416) 920-9000, ext. 260 or 239; dtisch@pr.environics.ca / amorris@pr.environics.ca

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

CRYPTOLOGIC

www.cryptologic.com

FOR IMMEDIATE RELEASE
Symbol: NASDAQ: CRYP; TSE: CRY

CRYPTOLOGIC AND LEGAL COUNSEL VIEW CLAUDE LEVY LAWSUIT AS FRIVOLOUS AND WITHOUT MERIT

January 11, 2002 (Toronto, ON) -- CryptoLogic Inc. has been named in a lawsuit by Casino Monte Carlo N.V., an online casino licensee of WagerLogic, which is operated by Claude Levy. CryptoLogic has engaged and met this afternoon with legal counsel, Alan Lenczner, Q.C. of Lenczner Slaght Royce Smith Griffin, to advise the company on this matter.

CryptoLogic is aware that portions of the claim have been published today on the Internet and has concluded, based on Mr. Lenczner's advice, that the Casino Monte Carlo N.V. claim is frivolous and without merit.

Mr. Lenczner will represent CryptoLogic in vigorously defending the claim.

About CryptoLogic
CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to innovate and develop state of the art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic, a wholly owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under symbol the CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 13.1 million common shares outstanding (15.5 million shares fully diluted). For more information, visit www.cryptologic.com and www.wagerlogic.com.

For Further Information please contact:
Jean Noelting, President & CEO, CryptoLogic (416) 545-1455
Nancy Chan-Palmateer, Director of Communications, CryptoLogic (416) 545-1455, nancycp@cryptologic.com

Daniel Tisch or Allison Morris, Environics Communications (media only)
Tel. (416) 920-9000, ext. 260 / 239 dtisch@pr.environics.ca / amorris@pr.environics.ca

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.